Exhibit 99.1

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

ARIS MINING UPDATES EARLY WARNING REPORT IN RESPECT OF
SEASIF EXPLORATION

Vancouver, Canada, August 4, 2026 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE: ARIS) announces that on August 4, 2026, it sold 15,500,000 common shares (Shares) of Seasif Exploration Inc. (TSXV: SAF.H) (Seasif) through a privately brokered transaction at a price of C$0.005 per Share, for aggregate gross proceeds of C$77,500.

Early Warning Disclosure

Immediately prior to the sale, Aris Mining owned 29,910,588 Shares, representing approximately 20.4% of the issued and outstanding Shares. Since July 17, 2020, the date of Aris Mining’s most recent early warning report in respect of Seasif, Aris Mining’s security holding percentage decreased from 25.9% to approximately 20.4% immediately before the sale, solely as a result of Shares issued from treasury by Seasif.

The Shares sold by Aris Mining represent approximately 10.6% of the issued and outstanding Shares on a non-diluted basis. Following completion of the sale, Aris Mining beneficially owns and controls 14,410,588 Shares, representing approximately 9.8% of the issued and outstanding Shares on a non-diluted basis. Aris Mining does not own or control any other securities of Seasif.

The Shares were disposed of for investment purposes, in the ordinary course of managing the Company’s investment portfolio. Aris Mining continues to hold its remaining Shares for investment purposes, and not for the purpose of influencing control or direction of Seasif. Aris Mining may, depending on the market and other conditions, increase or decrease its beneficial ownership of Seasif’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

An early warning report will be filed by Aris Mining in accordance with applicable securities laws. To obtain a copy of the report, please visit Aris Mining’s SEDAR+ profile at www.sedarplus.ca or contact:

Aris Mining Corporation

550 Burrard Street, Suite 2900
Vancouver, BC V6C 0A3
info@aris-mining.com

Attn: Investor Relations

Seasif’s head office is located at Suite 2700 - 666 Burrard Street, Vancouver, BC V6C 2X8. Aris Mining’s registered office is located at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

About Aris Mining

Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ARIS.

The Company is advancing expansion projects at Segovia and Marmato that are expected to increase annual gold production to approximately 500,000 ounces1, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.

Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the timing for completion and first gold pour at the Marmato Bulk Mining Zone, the expected benefit from the Segovia expansion, the timeline for a Prefeasibility Study and construction decision for the Toroparu Project, the objective of reaching 1 million ounces of production, are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 11, 2026 which is available on SEDAR+ at www.sedarplus.ca and included as part of the Company’s Annual report on Form 40-F, filed with the SEC at www.sec.gov.

1 Reflects expected steady-state annual gold production run-rates of approximately 300 koz at Segovia and 200 koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.

2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.

NEWS RELEASE TSX & NYSE: ARIS aris-mining.com

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.